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Filed by Bruker Daltonics Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Bruker AXS Inc.
Commission File No.: 000-33357

        This filing relates to a planned merger between Bruker Daltonics Inc. ("BDAL") and Bruker AXS Inc. ("BAXS") pursuant to the terms of an Agreement and Plan of Merger dated as of April 4, 2003 (the "Merger Agreement") by and between BDAL and BAXS. The Merger Agreement was filed with the Securities and Exchange Commission by BDAL as an exhibit to a Report on Form 8-K on April 7, 2003 and by BAXS as an exhibit to the Report on Form 8-K on April 8, 2003.

        On June 20, 2003, BDAL issued the following press release:

Bruker Daltonics Announces Election Deadline
in Connection with Proposed Merger with Bruker AXS

        Billerica, Massachusetts—June 20, 2003—Bruker Daltonics Inc. (NASDAQ: BDAL) today announced that June 27, 2003 is the deadline for submission of Forms of Election by Bruker AXS Inc. stockholders in connection with the proposed merger of Bruker Daltonics Inc. and Bruker AXS Inc. In connection with the proposed merger, Bruker AXS stockholders may elect to receive, in exchange for each share of Bruker AXS stock held, either (i) 0.63 of a share of Bruker Daltonics common stock or (ii) consideration intended to be of substantially equivalent value, payable 75% in Bruker Daltonics common stock and 25% in cash (subject to adjustments under certain circumstances). In order for a stockholder's election to be valid, a properly completed and signed Form of Election, which previously have been mailed to stockholders, must be received by the Bruker Daltonics exchange agent, American Stock Transfer and Trust Company, by 5:00 p.m. New York City time, on June 27, 2003. Any Bruker AXS stockholder who fails to timely submit a properly completed and signed Form of Election shall be deemed to have elected to receive merger consideration of 0.63 of a share of Bruker Daltonics common stock for each share of Bruker AXS common stock held by the stockholder.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        THE TRANSACTIONS DESCRIBED IN THIS ANNOUNCEMENT HAVE NOT YET BEEN CONSUMMATED. BRUKER DALTONICS INC. AND BRUKER AXS INC. HAVE FILED A JOINT PROXY STATEMENT/PROSPECTUS AND A REGISTRATION STATEMENT ON FORM S-4 WITH THE SEC. INVESTORS SHOULD READ EACH OF THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INTERESTED PERSONS CAN OBTAIN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FOR FREE FROM THE SEC'S WEB SITE AT http://www.sec.gov. IF INTERESTED PARTIES WRITE OR CALL EITHER COMPANY, THE COMPANY WILL SEND THESE DOCUMENTS FOR FREE.

ABOUT BRUKER DALTONICS

        Bruker Daltonics is a leading developer and provider of innovative life science tools based on mass spectrometry. Its substantial investment in research and development allows it to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of a diverse customer base, including pharmaceutical companies, biotechnology companies, proteomics companies, molecular diagnostics companies, academic institutions and government agencies. Bruker Daltonics has diverse technology platforms which integrate automated sample preparation and clean-up, advanced front-end AnchorChip MALDI targets and API source technology with cutting-edge proprietary MALDI-TOF, MALDI-TOF/TOF, ESI-(Q-q-)TOF, ion trap and (Q-q-)FTMS mass analyzers, as well as analysis and bioinformatics software. Bruker Daltonics is also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security and defense applications. For more information about Bruker Daltonics, please visit www.bdal.com

CAUTIONARY STATEMENT

        Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, risks and uncertainties relating to the companies' reorganization strategies, integration risks, failure of conditions, technological approaches, product development, market acceptance, cost and pricing of the companies' products, changes in governmental regulations, capital spending and government funding policies, FDA and other regulatory approvals to the extent applicable, competition, the intellectual property of others, patent protection and litigation.

FOR FURTHER INFORMATION OR TO RECEIVE A FORM OF ELECTION:	Michael Willett, Investor Relations Officer Tel: (978) 663-3660, ext. 1411 Email: michael.willett@bdal.com

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Bruker Daltonics Announces Election Deadline in Connection with Proposed Merger with Bruker AXS